UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

The Knot, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

499184109

(CUSIP Number)

Charles Y. Tanabe, Esq. Senior Vice President and General Counsel Liberty Media Corporation 12300 Liberty Boulevard Englewood, CO 80112 (720) 875-5400	Neal S. Grabell, Esq. Senior Vice President and General Counsel QVC, Inc. Studio Park 1200 Wilson Drive West Chester, PA 19380 (484) 701-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ x ]**

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**  Certain of the reporting persons were members of a group of reporting persons which previously filed a Statement on Schedule 13G with respect to the beneficial ownership of common stock of The Knot, Inc.

CUSIP No. 499184109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Liberty Media Corporation 84-1288730

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,040,590 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,040,590 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,040,590 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 21.8% (2)

14.	Type of Reporting Person (See Instructions) CO

Explanation of Responses:

(1)           Shares beneficially owned by the Reporting Persons include options to purchase 15,000 shares of common stock, par value $.001 per share (the “Common Stock”) of The Knot, Inc. (the “Company”), 10,000 of which have an exercise price of $.43 per share and are exercisable at any time on or before June 15, 2011 and 5,000 of which have an exercise price of $.62 per share and are exercisable at any time on or before May 15, 2012.  The options are held by Mr. Randy Ronning, a director of the Company and an officer of QVC, Inc.  Pursuant to a Nominee Agreement (the “Nominee Agreement”), dated as of July 1, 2001, between Interactive Technology Holdings, LLC (“ITH”) and Mr. Ronning, all options and shares of Common Stock received by Mr. Ronning in his capacity as director of the Company are deemed held for the benefit of ITH.  See Item 3.

(2)           Based upon 18,554,579 shares of Common Stock deemed outstanding pursuant to Rule 13d-3, comprised of:  (i) 18,539,579 shares of Common Stock outstanding as of August 8, 2003, as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended June 28, 2003; and (ii) 15,000 shares of Common Stock issuable upon exercise of options held for the benefit of ITH as described in Note (1) above.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Interactive Technology Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,040,590 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,040,590 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,040,590 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 21.8% (2)

14.	Type of Reporting Person (See Instructions) CO

Explanation of Responses:

(1)           Shares beneficially owned by the Reporting Persons include options to purchase 15,000 shares of Common Stock, 10,000 of which have an exercise price of $.43 per share and are exercisable at any time on or before June 15, 2011 and 5,000 of which have an exercise price of $.62 per share and are exercisable at any time on or before May 15, 2012.  The options are held by Mr. Ronning.  Pursuant to the Nominee Agreement, all options and shares of Common Stock received by Mr. Ronning in his capacity as director of the Company are deemed held for the benefit of ITH.  See Item 3.

(2)           Based upon 18,554,579 shares of Common Stock deemed outstanding pursuant to Rule 13d-3, comprised of:  (i) 18,539,579 shares of Common Stock outstanding as of August 8, 2003, as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended June 28, 2003; and (ii) 15,000 shares of Common Stock issuable upon exercise of options held for the benefit of ITH as described in Note (1) above.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QK Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,040,590 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,040,590 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,040,590 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 21.8% (2)

14.	Type of Reporting Person (See Instructions) CO

Explanation of Responses:

(1)           Shares beneficially owned by the Reporting Persons include options to purchase 15,000 shares of Common Stock, 10,000 of which have an exercise price of $.43 per share and are exercisable at any time on or before June 15, 2011 and 5,000 of which have an exercise price of $.62 per share and are exercisable at any time on or before May 15, 2012.  The options are held by Mr. Ronning.  Pursuant to the Nominee Agreement, all options and shares of Common Stock received by Mr. Ronning in his capacity as director of the Company are deemed held for the benefit of ITH.  See Item 3.

(2)           Based upon 18,554,579 shares of Common Stock deemed outstanding pursuant to Rule 13d-3, comprised of:  (i) 18,539,579 shares of Common Stock outstanding as of August 8, 2003, as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended June 28, 2003; and (ii) 15,000 shares of Common Stock issuable upon exercise of options held for the benefit of ITH as described in Note (1) above.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVC, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,040,590 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,040,590 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,040,590 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 21.8% (2)

14.	Type of Reporting Person (See Instructions) CO

Explanation of Responses:

(1)           Shares beneficially owned by the Reporting Persons include options to purchase 15,000 shares of Common Stock, 10,000 of which have an exercise price of $.43 per share and are exercisable at any time on or before June 15, 2011 and 5,000 of which have an exercise price of $.62 per share and are exercisable at any time on or before May 15, 2012.  The options are held by Mr. Ronning.  Pursuant to the Nominee Agreement, all options and shares of Common Stock received by Mr. Ronning in his capacity as director of the Company are deemed held for the benefit of ITH.  See Item 3.

(2)           Based upon 18,554,579 shares of Common Stock deemed outstanding pursuant to Rule 13d-3, comprised of:  (i) 18,539,579 shares of Common Stock outstanding as of August 8, 2003, as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended June 28, 2003; and (ii) 15,000 shares of Common Stock issuable upon exercise of options held for the benefit of ITH as described in Note (1) above

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Statement of

LIBERTY MEDIA CORPORATION
QVC, INC.
QK HOLDINGS, INC.
and
INTERACTIVE TECHNOLOGY HOLDINGS, LLC

Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of

THE KNOT, INC.

This Report on Schedule 13D (the “Statement”) relates to the common stock, par value $.001 per share (the “Common Stock”) of The Knot, Inc., a Delaware corporation (the “Company”) and is being filed by Liberty Media Corporation (“Liberty”), QVC, Inc. (“QVC”), QK Holdings, Inc. (“QK”) and Interactive Technology Holdings, LLC (“ITH”; Liberty, QVC, QK and ITH are hereinafter referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”).

This Statement constitutes the original Report on Schedule 13D of the Reporting Persons relating to the Common Stock.  ITH, QK and QVC were members of a group of reporting persons, consisting of Comcast Corporation (“Comcast”) and certain of Comcast’s wholly owned subsidiaries (collectively, the “Comcast Reporting Persons”), ITH, QK and QVC (the Comcast Reporting Persons, together with QVC, QK and ITH, are sometimes referred to collectively, with respect to periods prior to September 17, 2003, as the “Former Reporting Group”), which had previously reported beneficial ownership of the Common Stock pursuant to a Statement on Schedule 13G filed on February 14, 2000, as amended and supplemented by Amendment No. 1 thereto filed on February 14, 2002.

On September 17, 2003, Liberty acquired Comcast’s approximately 57% interest in the common stock of QVC which, when added to the approximately 41% interest in QVC previously held by Liberty, resulted in Liberty becoming the beneficial owner of approximately 98% of the outstanding common stock of QVC (the “QVC Acquisition”).  QK is a wholly owned subsidiary of QVC and is the managing member of ITH.

The purpose of this Statement is to report Liberty’s acquisition of beneficial ownership of Common Stock of the Company as a result of the QVC Acquisition, the formation of a group of reporting persons comprised of the Reporting Persons, and to reflect the execution of a Joint Filing Agreement among the Reporting Persons.

Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

Item 1.  Security and Company.

This statement relates to the common stock, par value $0.001 per share of The Knot, Inc., including shares of Common Stock issuable upon exercise of options to purchase Common Stock held by Mr. Randy Ronning, a director of the Company and an officer of QVC.  Mr. Ronning holds such securities for the benefit of the Reporting Persons.  See Item 3.  The Company is a Delaware corporation, and its principal executive office is 462 Broadway, 6th Floor, New York, New York 10013.

Item 2.  Identity and Background.

This statement is being filed jointly by the following persons:

(1)           ITH Technology Holdings, LLC, a Delaware limited liability company;

(2)           QK Holdings, Inc., a Delaware corporation;

(3)           QVC, Inc., a Delaware corporation; and

(4)           Liberty Media Corporation, a Delaware corporation.

The principal business address of ITH is 3411 Silverside Road, Bancroft Building, Suite 205C, Wilmington, Delaware 19810.  ITH is engaged primarily in the business of seeking and making investments related to the business in which QVC is engaged.

The principal business address of QK is 3411 Silverside Road, Bancroft Building, Suite 205C, Wilmington, Delaware 19810.  QK is a holding company whose sole asset consists of limited liability company interests of ITH.  QK is the managing member of ITH and a wholly owned subsidiary of QVC.

The principal business address of QVC is Studio Park, 1200 Wilson Drive, West Chester, Pennsylvania 19380.  QVC is an electronic retailer which markets a wide variety of products in such categories as home furnishing, licensed products, fashion, beauty, electronics and fine jewelry. Liberty holds approximately 98% of the outstanding common stock of QVC.

The principal business address of Liberty is 12300 Liberty Boulevard, Englewood, Colorado 80112.  Liberty is a holding company which, through its ownership of interests in subsidiaries and other entities, is engaged in (i) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software, including multimedia products, (ii) electronic retailing, direct marketing, advertising sales related to programming services, infomercials and transaction processing, (iii) international cable television distribution, telephony and programming, (iv) satellite communications, and (v) investments in wireless domestic telephony and other technology ventures.

Information concerning the executive officers and directors of each of the Reporting Persons is set forth in Exhibit 99.1 to this Statement. Each of such executive officers and directors is a citizen of the United States, unless otherwise noted in Exhibit 99.1.  No Reporting Person or, to the best knowledge of the Reporting Person, any of its executive officers and directors named in Exhibit 99.1 to this Statement, has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Pursuant to a purchase agreement dated April 13, 1999 (the “Purchase Agreement”), QVC purchased from the Company, 4,000,000 shares of Series B Preferred Stock, par value $0.001 per share, of the Company (the “Series B Preferred Stock”) and a warrant (the “Warrant”) to purchase 1,700,000 shares of Common Stock for an aggregate purchase price of $15,000,000.  Also on April 13, 1999, QVC contributed the Series B Preferred Stock and the Warrant to ITH as a capital contribution.  Pursuant to the terms of the Company’s Amended and Restated Certificate of Incorporation (the “Charter”), all shares of Series B Preferred Stock were automatically converted into an equal number of shares of Common Stock upon the Company’s initial public offering of its Common Stock on December 2, 1999.  Also in connection with the Company’s initial public offering, ITH purchased 25,590 shares of Common Stock in such public offering at the price at which such shares were offered to the public.  The purchase price for the Series B Preferred Stock and the Warrant was funded from QVC’s working capital.  In return for the contribution of such shares and the Warrant to ITH, QVC received limited liability company interests in ITH, which interests are currently held by QK.  The purchase price of the shares of Common Stock purchased by ITH in the initial public offering was funded from ITH’s working capital.  On December 2, 2001, the second anniversary of the Company’s initial public offering, the Warrant expired unexercised.

On July 1, 2001 Mr. Randy Ronning, an employee of QVC, and ITH entered into a nominee agreement (the “Nominee Agreement”) pursuant to which Mr. Ronning agreed that any shares of Common Stock or options to purchase shares of Common Stock received by him in his capacity as a director of the Company would be held by him for the benefit of ITH.  Mr. Ronning has been granted options to purchase shares of Common Stock in such capacity, 10,000 of which have an exercise price of $.43 per share and are exercisable at any time on or before June 15, 2011 and 5,000 of which have an exercise price of $.62 per share and are exercisable at any time on or before May 15, 2012.

On September 17, 2003, Liberty acquired Comcast’s approximate 57% interest in the common stock of QVC in the QVC Acquisition.  As a result, and including the approximate 41% interest in the common stock of QVC held by Liberty prior to such acquisition, Liberty became the beneficial owner of approximately 98% of the outstanding shares of common stock of QVC.  QK is a wholly owned subsidiary of QVC and is the managing member of ITH and holds approximately 68.6% of the limited liability company interests in ITH.  As a result of its ownership interest in QVC, each of the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock of the Company owned of record by ITH.

In consideration of its purchase of Comcast’s interest in QVC, Liberty delivered to certain subsidiaries of Comcast an aggregate of 217,709,773 shares of its Series A common stock (valued for purposes of the transaction at $11.71 per share), its Floating Rate Senior Notes due 2006 in an aggregate principal amount of $3,999,990,000 and approximately $1.35 billion in cash, in full payment of the purchase price for Comcast’s interest in QVC.

Item 4.  Purpose of the Transaction.

The Reporting Persons currently hold their interests in the Company for investment purposes.

The Reporting Persons have no present plans or proposals which relate to or would result in:  (1) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (3) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (5) any material change in the present capitalization or dividend policy of the Company; (6) any other material change in the Company’s business or corporate structure; (7) changes in the Company’s certificate of incorporation or by-laws or other actions which may impede the acquisition of control of the Company by any persons; (8) a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (9) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (10) any action similar to those enumerated above.

Notwithstanding the foregoing, the Reporting Persons may determine to change their intentions with respect to the Company at any time in the future and, in so doing, may, for example, elect (i) to acquire additional shares of Common Stock of the Company by any means, including, without limitation, in open market or privately negotiated transactions or (ii) to dispose of all or a portion of their holdings of shares of the Common Stock of the Company.  In reaching any conclusion as to their future course of action, the Reporting Persons will take into consideration various factors, such as the Company’s business and prospects, other developments concerning the Company, other business opportunities available to the Reporting Persons, developments with respect to the business of the Reporting Persons, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock of the Company.

Item 5.  Interest in Securities of the Company.

(a)           By virtue of the relationship among the Reporting Persons, the Reporting Persons beneficially own 4,040,590 shares of Common Stock.  Based on the 18,539,579 shares of Common Stock that were outstanding as of August 8, 2003 (as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2003) and the 15,000 shares of Common Stock issuable within 60 days hereof pursuant to outstanding options held by Mr. Ronning on behalf of ITH, the 4,040,590 shares of Common Stock beneficially owned by the Reporting Persons represent 21.8% of the issued and outstanding shares of Common Stock.

To the best knowledge of each Reporting Person, none of its executive officers or directors named on Exhibit 99.1 to this Statement beneficially owns any shares of Common Stock of the Company.

(b)           By virtue of the relationship among the Reporting Persons, the Reporting Persons may be deemed to have shared voting power of the shares of Common Stock of the Company owned by ITH.  Because of its indirect ownership of QK, the managing member of ITH, Liberty may be deemed to have sole dispositive power with respect to the shares of Common Stock owned by ITH.

(c)           To the best knowledge of each Reporting Person, none of its executive officers or directors named on Exhibit 99.1 to this Statement have effected any transactions in the Company’s securities in the last 60 days other than those transactions described in this Statement.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

QVC purchased the shares of Series B Preferred Stock and the Warrant in April 1999 pursuant to the terms and conditions of the Purchase Agreement.  In accordance with the terms of the Purchase Agreement, a representative of QVC was appointed to the Board of Directors of the Company.

Pursuant to the terms of the Series B Preferred Stock as set forth in the Company’s certificate of incorporation, as amended, upon the Company’s initial public offering in December 1999, all outstanding shares of Series B Preferred Stock were converted into Common Stock on a shares for share basis.

The Warrant, provided ITH the right to purchase 1,700,000 shares of Common Stock at a price per share of $5.00.  ITH did not elect to exercise the Warrant, which expired in accordance with its terms on December 2, 2001, the second anniversary of the Company’s initial public offering.

The Company, ITH and certain investors and stockholders of the Company are parties to the Third Amended and Restated Investors Rights Agreement (the “Investors Rights Agreement”), which superseded the Second Amended and Restated Investors Rights Agreement, dated April 13, 1999.

The Investors Rights Agreement provides ITH, among other things, with certain rights to require the Company to register shares of Common Stock held by ITH.  Certain other provisions of the Investors Rights Agreement expired upon the Company’s initial public offering or the passage of time and are no longer applicable to ITH.

ITH and Mr. Ronning entered into the Nominee Agreement as of July 2, 2001.  The Nominee Agreement provides that any securities of the Company issued to Mr. Ronning in his capacity as a director of the Company will be held by him for the benefit of ITH.  Mr. Ronning has agreed to exercise options as directed by ITH and to transfer shares received to ITH.  ITH is responsible for paying the exercise price of any options to purchase Common Stock it directs Mr. Ronning to exercise, and ITH is responsible for any taxes associated with any such securities held by Mr. Ronning on its behalf.

The foregoing descriptions of each of the Investors Rights Agreement and the Nominee Agreement are qualified in their entirety by reference to the full text of such documents which have been filed as exhibits to this Statement and are incorporated by reference herein.

Item 7.  Material Filed as Exhibits.

10.1

Third Amended and Restated Investors Rights Agreement, dated October 6, 1999 (incorporated by reference to Exhibit 10.7 the Company’s Registration Statement on Form S-1 (File No. 333-87345) as filed on September 17, 1999).

10.2	Nominee Agreement, dated as of July 2, 1001, by an among Interactive Technology Holdings, LLC and Randy Ronning (filed herewith).

10.3	Joint Filing Agreement, dated as of September 17, 2003, by and among Interactive Technology Holdings, LLC, QK Holdings, Inc., QVC, Inc. and Liberty Media Corporation (filed herewith).

99.1.	Executive Officers and Directors of Liberty Media Corporation, QVC, Inc. and QK Holdings, Inc. (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated     October 14, 2003

Interactive Technology Holdings, LLC
By: QK Holdings, Inc., its Managing Member

By:	/s/ David M. Apostolico
	Name:	David M. Apostolico
	Title:	President of QK Holdings, Inc.

QK HOLDINGS, INC.

By:	/s/ David M. Apostolico
	Name:	David M. Apostolico
	Title:	President

QVC, INC.

By:	/s/ Neal S. Grabell
	Name:	Neal S. Grabell
	Title:	Senior Vice President and General Counsel

LIBERTY MEDIA CORPORATION

By:	/s/ Charles Y. Tanabe
	Name:	Charles Y. Tanabe
	Title:	Senior Vice President

Exhibit Index

10.1

Third Amended and Restated Investors Rights Agreement, dated October 6, 1999 (incorporated by reference to
Exhibit 10.7 the Company’s Registration Statement on Form S-1 (File No. 333-87345) as filed on September 17, 1999).

10.2	Nominee Agreement, dated as of July 2, 1001, by an among Interactive Technology Holdings, LLC and Randy Ronning (filed herewith).

10.3	Joint Filing Agreement, dated as of September 17, 2003, by and among Interactive Technology Holdings, LLC, QK Holdings, Inc., QVC, Inc. and Liberty Media Corporation (filed herewith).

99.1.	Executive Officers and Directors of Liberty Media Corporation, QVC, Inc. and QK Holdings, Inc. (filed herewith).